Exhibit 4.1

EXHIBIT A TO

the Certificate of Amendment to the

Certificate of Designations, Preferences and Rights of the

Series A Convertible Redeemable Preferred Stock of

Beeline Holdings, Inc.

January 27, 2026

WHEREAS, pursuant to the authority expressly conferred upon the Board of Directors (the “Board”) of Beeline Holdings, Inc., a Nevada corporation (the “Company”) and by the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), the Board previously designated the Series A Convertible Redeemable Preferred Stock and the number of shares constituting such series, and fixed the rights, powers, preferences, privileges, limitations and restrictions relating to such series in addition to any set forth in the Articles of Incorporation, and the Company filed the Certificate of Designations, Preferences and Rights of the Series A Convertible Redeemable Preferred Stock on July 23, 2025 (as amended, the “Certificate of Designations”). Capitalized words and phrases used and not defined herein shall have the meanings set forth in in the Certificate of Designations; and

WHEREAS, the Board has determined to amend the Certificate of Designations as set forth herein.

NOW, THEREFORE, pursuant to the authority expressly conferred upon the Board of the Company and by the Company’s Articles of Incorporation, the Certificate of Designations is hereby amended as follows:

Section 3(a) of the Certificate of Designations is hereby amended to read in its entirety as follows:

(a) (i) Holder’s Conversion Right. Subject to the provisions of Section 3(e), at any time or times on or after the date on which Preferred Shares are initially issued (such date, the “Initial Conversion Date”), during the Redemption Period (as defined in Section 3(a)(ii) below), each holder of a Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to convert any whole number of Preferred Shares equal to such Holder’s pro rata portion of up to a combined total (as to all Holders) of $2,000,000 of Stated Value of Preferred Shares (the “Special Conversion Amount”) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with the provisions of this Section 3 determined based on the Conversion Rate (as defined below). The Special Conversion Amount as to each Holder and the conversion rights with respect thereto shall be determined and applied pro rata as to each Holder’s Preferred Shares held relative to all Preferred Shares issued hereunder. Pursuant to the foregoing, during the Redemption Period only the Special Conversion Amount can be converted after the end of the Redemption Period all Preferred Shares shall be convertible at the option of the Holder, in each such case in accordance with the provisions of this Section 3.

Notwithstanding anything in this Certificate to the contrary, the Conversion Price for $1,000,000 of Stated Value of the Special Conversion Amount shall equal $2.00 per share.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Designations as of the 27th day of January, 2026

BEELINE HOLDINGS, INC.

By:
Nicholas Liuzza, Chief Executive Officer